HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

June 19, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

Request for Accelerated Effectiveness

File No. 333-141022

Dear Ms. Wolff:

Per the Securities and Exchange Commission (“SEC”) comment letter dated May 30, 2007, I, acting on behalf of Wes Consulting, Inc. (the “Company”), request effectiveness of the Company’s SB-2 Registration Statement, Amendment 3.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of June 22, 2007 at 10:00 a.m. This date and time have been selected to allow adequate time for review of this request by the Securities and Exchange Commission.

Should you have any questions please do not hesitate to call me at (941) 723-7564.

Sincerely,

/s/ Diane J. Harrison

Diane J. Harrison, Esq.